EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for Its First Quarter 2019 Results and Conference Call

CALGARY, Alberta, May 09, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its first quarter 2019 financial and operating results for the quarter ended March 31, 2019, on Wednesday, May 15, 2019 after market close.  A conference call to discuss the first quarter 2019 results will be held on Thursday May 16, 2019 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).  In addition to the first quarter results, the Company will provide an update on its Nigerian SFD® survey.

Details of the conference call are as follows:

Date:	Thursday, May 16, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American participants call:	1-866-454-4207
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	727625#

NXT’s first quarter 2019 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar.  The financial and operating results are also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Corporate Controller & Interim CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com